UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                           MONARCH DENTAL CORPORATION.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   609044 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Fred Knoll
                          Knoll Capital Management L.P.
                           200 Park Avenue, Suite 3900
                            New York, New York 10166
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 12, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 9)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.  609044 10 2                                        Page 2 of 9 Pages
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           ---------------------------------------------------------------------
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Europa International Inc.
           No I.R.S. Identification Number

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO

---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           British Virgin Islands
----------------------- -------- -----------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

                           -----------------------------------------------------
        SHARES
                           8     SHARED VOTING POWER

     BENEFICIALLY                403,900

                            ----------------------------------------------------
    OWNED BY EACH
                           9     SOLE DISPOSITIVE POWER

      REPORTING            ----------------------------------------------------

                           10     SHARED DISPOSITIVE POWER
     PERSON WITH
                                  403,900

----------------------- -------- -----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           403,900
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.56%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

--------------------------------------------------------------------------------

CUSIP No.  609044 10 2                                        Page 3 of 9 Pages
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Knoll Capital Management L.P.

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY



---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           Not Applicable

---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware
----------------------- -------- -----------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

                           -----------------------------------------------------
        SHARES
                           8     SHARED VOTING POWER

     BENEFICIALLY                403,900

                            ----------------------------------------------------
    OWNED BY EACH
                           9     SOLE DISPOSITIVE POWER

      REPORTING            ----------------------------------------------------

                           10     SHARED DISPOSITIVE POWER
     PERSON WITH
                                  403,900

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           403,900
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           18.56%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

--------------------------------------------------------------------------------

CUSIP No.  609044 10 2                                        Page 4 of 9 Pages
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fred Knoll
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           United States
----------------------- -------- -----------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

                           -----------------------------------------------------
        SHARES
                           8     SHARED VOTING POWER

     BENEFICIALLY                403,900

                            ----------------------------------------------------
    OWNED BY EACH
                           9     SOLE DISPOSITIVE POWER

      REPORTING            ----------------------------------------------------

                           10     SHARED DISPOSITIVE POWER
     PERSON WITH
                                  403,900

----------------------- -------- -----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           403,900
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           18.56%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

--------------------------------------------------------------------------------

CUSIP No.  609044 10 2                                        Page 5 of 9 Pages
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.
         --------------------

         This statement relates to the common stock, par value $.01 per share ("Common Stock") of Monarch Dental Corporation (the "Issuer"). The address of the Issuer's principal executive office is Tollway Plaza II, 15950 North Dallas Parkway, Suite 825, Dallas, Texas 75248.

Item 2.  Identity and Background.
         ------------------------

         (a)-(c), (f) This statement is being filed jointly by Europa International Inc. ("Europa"), a company organized under the laws of the British Virgin Islands, Knoll Capital Management L.P. ("Knoll Capital"), a Delaware limited partnership and Fred Knoll, a citizen of the United States. (Mr. Knoll, together with Europa and Knoll Capital, are referred to herein as the "Reporting Persons"). Europa is a fund which invests in and otherwise trades in equity and equity-related securities. The investments of Europa are managed by Knoll Capital. Knoll Capital is an investment management firm. Fred Knoll is the principal of Knoll Capital. The director of Europa is Standard Nominees Trident Trust Company (B.V.I.) Limited ("Standard"), a company organized under the laws of the British Virgin Islands. The principal business address of Europa and Standard is P.O. Box 146, Road Town, Tortola, British Virgin Islands. The principal business address of Knoll Capital and Mr. Knoll is 200 Park Avenue, Suite 3900, New York, New York 10166.

         (d)(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The amount of funds used to purchase the shares of Common Stock beneficially owned by the Reporting Persons and purchased since the most recent filing on Schedule 13D was approximately $ 375,351.90 (including commissions). All of such funds were from the investment capital of Europa.

Item 4.  Purpose of Transaction.
         -----------------------

         The shares of Common Stock beneficially owned by the Reporting Persons were initially acquired for investment purposes. The Reporting Persons purchased the shares of Common Stock based on the belief that the shares at their current market prices were undervalued and represented an attractive investment opportunity. On September 5, 2002, Knoll Capital delivered a letter to the Issuer, which letter is attached hereto as Exhibit 2 and is incorporated herein in its entirety. It is the present intention of the Reporting Persons to seek to control the Issuer and purchase such additional shares of Common Stock of the Issuer which shares, when added to the shares beneficially owned by the Reporting Persons as of the date of this filing, will equal at least a majority of the outstanding shares of Common Stock of the Issuer. Any purchases of additional shares of Common Stock will be made in the open market or in privately negotiated transactions and such purchases of shares of Common Stock will be subject to the availability of such shares at market prices which the Reporting Persons believe are reasonable. Furthermore, Mr. Knoll has had and may continue to have communications with members of management and the Board of Directors of the Issuer, other shareholders or potential shareholders of the Issuer concerning matters relating to a possible transaction with the Issuer. In addition, it is the intent of the Reporting Persons to communicate with lenders or potential lenders of the Issuer with respect to possible restructuring transactions. The Reporting Persons may, in the future, have influence over the corporate activities of the Issuer, including activities such as those described in subsections (a) through (j) of Item 4 of Schedule 13D.

         In addition, an informal arrangement may be deemed to exist between the Reporting Persons and Bruce Galloway. Mr. Galloway, for and on behalf of accounts over which he has control, beneficially owns as of the date of this filing, an aggregate of 139,399 shares of the Issuer's Common Stock, representing approximately 6.4% of the total class. Although there is no agreement between the Reporting Persons and Mr. Galloway relating to the Issuer's securities, including any agreement with respect to the holding, disposing or voting of such securities, Mr. Knoll, together with Mr. Galloway, may seek to have discussions with management or the Issuer's lenders regarding the transactions enumerated above and Messrs. Knoll and Galloway may determine to correlate their activities with respect to their investment in the Issuer.

         Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

(a) As of the date of this filing, the Reporting Persons are the beneficial owners of an aggregate of 403,900 shares of Common Stock, representing approximately 18.56% of the total class.

(b) The Reporting Persons share the power to vote or direct the vote and dispose or direct the disposition of 403,900 shares of Common Stock.

(c) The Reporting Persons purchased the following shares in brokers transactions since the most recent filing on Schedule 13D:

Date of Transaction         Number of Shares Purchased         Price Per Share
-------------------         --------------------------         ---------------

9/12/02                             1,600                            $3.15
9/12/02                               100                            $3.18
9/12/02                             9,700                            $3.40
9/12/02                             1,100                            $3.389
9/12/02                             1,900                            $3.39
9/12/02                            90,600                            $3.45
9/12/02                             3,000                            $3.35
9/12/02                             1,300                            $3.25

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts Arrangements, Understandings or Relationships with Respect
         --------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

None


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         (1) Statement as to Joint Filing of Schedule 13D, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

         (2) Letter from Knoll Capital Management to Issuer dated September 5, 2002 (previously filed on Amendment 2 to Schedule 13D, dated September 9, 2002).

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   September 13, 2002                   Europa International, Inc.



                                              By: /s/ Fred Knoll
                                                 -------------------------------
                                              Title: Knoll Capital Management
                                              Investment Manager



Dated:   September 13, 2002                   Knoll Capital Management L.P.


                                              By: /s/ Fred Knoll
                                                  ------------------------------
                                              Name: Fred Knoll
                                              Title: Principal



Dated:   September 13, 2002                   /s/ Fred Knoll
                                              ----------------------------------
                                              Fred Knoll, individually